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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13E-3/A
                       RULE 13e-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                AMENDMENT NO. 1

                            STREAMLOGIC CORPORATION
                               (NAME OF ISSUER)
                     (NAME OF PERSON(S) FILING STATEMENT)

                               -----------------

           6% CONVERTIBLE SUBORDINATED DEBENTURES DUE MARCH 15, 2012
                        (TITLE OF CLASS OF SECURITIES)

                               -----------------

                                 863238-AA-9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               -----------------

                                LEE N. HILBERT
                            CHIEF FINANCIAL OFFICER
                             21329 NORDHOFF STREET
                         CHATSWORTH, CALIFORNIA  91311
                                (818) 701-8400
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)


                                   COPY TO:

                           BRIAN G. CARTWRIGHT, ESQ.
                               LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                      LOS ANGELES, CALIFORNIA  90071-2007
                                (213) 891-7941

This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [_] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [_] None of the above.

Check the following box if soliciting material or information statement referred to in checking box (a) are preliminary copies: [_]

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                             PAGE 1 OF 8 PAGES
                          EXHIBIT INDEX ON PAGE 8
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     This Amendment No. 1 amends and supplements the Rule 13E-3 Transaction
Statement relating to the offer by StreamLogic Corporation, a Delaware corporation (the "Company"), to exchange, for each $1,000 principal amount of 6% Debentures, $120.00 in cash, $113.33 principal amount of the Company's increasing rate unsecured promissory notes due 1998, 216.66667 shares of its Common Stock, $1.00 par value per share ("Common Stock") and five-year warrants to purchase 40 shares of Common Stock for any and all of its 6% Convertible Subordinated Debentures due March 15, 2012 ("6% Debentures"), upon the terms and subject to the conditions set forth in the Offer to Exchange dated October 7, 1996 (the "Offer to Exchange"), as amended and supplemented by the Supplement to Offer to Exchange dated November 6, 1996 (the "Supplement") attached hereto as exhibit (d)(10), and in the related Letter of Transmittal (which together constitute the "Offer").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in Schedule 13E-3 or in the Offer to Exchange.

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ITEM 1.         ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (b) The information set forth in "Amendments to the Offer to Exchange" of the Supplement is incorporated herein by reference.

ITEM 3.         PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (b) The information set forth in "Amendments to the Offer to Exchange" of the Supplement is incorporated herein by reference.

ITEM 4.         TERMS OF THE TRANSACTION.

                The information set forth in "Amendments to the Offer to Exchange" of the Supplement is incorporated herein by reference.

ITEM 5.         PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                The information set forth in "Amendments to the Offer to Exchange"

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of the Supplement is incorporated herein by reference.

ITEM 6.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in "Amendments to Offer to Exchange" of the Supplement is incorporated herein by reference.

ITEM 7.         PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a)-(d) The information set forth in "Amendments to Offer to Exchange" of the Supplement is incorporated herein by reference.

ITEM 8.         FAIRNESS OF THE TRANSACTION.

    (a)-(f) The information set forth in the "Amendments to Offer to Exchange" of the Supplement is incorporated herein by reference.

ITEM 9.         REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a) The information set forth in "Amendments to Offer to Exchange" of the Supplement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

                The information set forth in "Amendments to Offer to Exchange" of the Supplement is incorporated herein by reference.

                                       4
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ITEM 12.        PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH
                REGARD TO THE TRANSACTION.

    (b) The information set forth in "Amendments to the Offer to Exchange" of the Supplement is incorporated herein by reference.

ITEM 13.        OTHER PROVISIONS OF THE TRANSACTION.

    (a)-(b) The information set forth in "Amendments to the Offer to Exchange" of the Supplement is incorporated herein by reference.

ITEM 14.        FINANCIAL INFORMATION.

    (a) The information set forth in "Amendments to the Offer to Exchange" of the Supplement is incorporated herein by reference.

ITEM 16.        ADDITIONAL INFORMATION.

    Additional information concerning the Offer is set forth in the Offer to Exchange, the Supplement and the Letter of Transmittal which are attached hereto as Exhibits (d)(1), (d)(10) and (d)(11) respectively.

ITEM 17.        MATERIAL TO BE FILED AS EXHIBITS.

    (a)         Not applicable.
    (b)         Not applicable.
    (c)(1)* Letter Agreement dated as of June 14, 1996 between the Company and Loomis Sayles & Co., L.P.
    (c)(2)* Letter Agreement dated September 13, 1996 between the Company and Loomis Sayles & Co., L.P.
    (c)(3)* Letter Agreement dated October 3, 1996 between the Company and Loomis Sayles & Co., L.P.
    (d)(1)*     Offer to Exchange dated October 7, 1996.
    (d)(2)*     Letter of Transmittal.
    (d)(3)*     Notice of Guaranteed Delivery.
    (d)(4)* Letter from the Company to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

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    (d)(5)*     Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.
    (d)(6)*     Letter from the Company to 6% Debenture Holders.
    (d)(7)*     Text of Press Releases dated June 17, 1996, September 16,
                1996 and October 6, 1996.
    (d)(8)* Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.
    (d)(9)* Schedule 13E-4 of the Company dated October 7, 1996 (without exhibits).
    (d)(10)     Supplement to Offer to Exchange dated November 6, 1996.
    (d)(11) Supplemental letter from the Company to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
    (e)         Not applicable.
    (f)         Not applicable.

    * Previously filed

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 1996


                                           StreamLogic Corporation



                                           By  /s/ Lee N. Hilbert
                                              ----------------------------------
                                           Name:  Lee N. Hilbert
                                           Title: Chief Financial Officer

                                       7
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                                 EXHIBIT INDEX


                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
NUMBER                                 DESCRIPTION                                      PAGE
-------                                -----------                                  ------------
(d)(10)     Supplement to Offer to Exchange dated November 6, 1996.
(d)(11)     Supplemental letter from the Company to Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.

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